

October 31, 2013

Via E-mail
Mr. Harpreet S. Grewal
Chief Financial Officer
Constant Contact, Inc.
1601 Trapelo Road, Third Floor
Waltham, Massachusetts 02451

> **Re: Constant Contact, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **File No. 1-33707**
> **Filed February 28, 2013**

Dear Mr. Grewal:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Note 4. Acquisitions, page 64

1.   We refer to your acquisition of SinglePlatform in June 2012 and note that you recorded a liability of $12.2 million relating to contingent consideration of up to $30 million payable to the former shareholders upon achievement of certain revenue targets. In sufficient detail, including all material assumptions, please tell us how you determined the fair value of the contingent consideration at the acquisition-date.

2.   In addition, please tell us what factors changed between the acquisition date and the fourth quarter of 2012 such that you determined the earnings targets were not achievable, resulting in a reversal of the entire contingent liability. We note from the press release

dated June 13, 2012, which was filed as exhibit 99.1 to your Form 8-K filed June 12, 2012, that you expected SinglePlatform to contribute approximately $1 million of revenue for the full year 2012. Please help us understand how you determined the fair value of the contingent consideration liability of $12.2 million as of the acquisition-date when you were simultaneously projecting $1 million in revenue for the entire year, which was significantly less than the 75% target of $2.85 million for the first earn-out period as reflected in the Agreement and Plan of Merger, dated as of June 12, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director